legal & compliance, llc

laura aNTHONy, esq.

JOHN CACOMANOLIS, ESQ*

CHAD FRIEND, ESQ., LLM

LAZARUS ROTHSTEIN, ESQ.

SVETLANA ROVENSKAYA, ESQ**

OF COUNSEL:

CRAIG D. LINDER, ESQ.***

PETER P. LINDLEY, ESQ., CPA, MBA

KIMBERLY L. RUDGE, ESQ.

STUART REED, ESQ.

MARC S. WOOLF, ESQ.

www.legalandcompliance.com WWW.SECURITIESLAWBLOG.COM WWW.LAWCAST.COM DIRECT E-MAIL: LANTHONY@LEGALANDCOMPLIANCE.COM

* licensed in FL and NY

**licensed in NY and NJ

***licensed in FL, CA and NY

June 29, 2018

VIA ELECTRONIC EDGAR FILING

Kristi Marrone

Staff Accountant

Office of Real Estate and Commodities

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Zoned Properties, Inc.
Form 10-K for the year ended December 31, 2016
Filed March 27, 2017
Form 10-K for the year ended December 31, 2017
Filed March 13, 2018
Form 10-Q for the quarter ended March 31, 2018
Filed May 10, 2018
File No. 000-51640

Dear Ms. Marrone:

We have included a narrative response herein keyed to the comments of the staff of the Division of Corporation Finance (the “Staff”) set forth in the Staff’s comment letter to Bryan McLaren, Chief Executive Officer of Zoned Properties, Inc. (the “Company”) dated May 22, 2018 (the “Staff’s Letter”). We trust you shall deem the contents of this letter responsive to your comment letter.

Form 10-K for the year ended December 31, 2017

Note – 12 Concentrations, page F-21

Comment 1. We note that the Related Party Properties collectively represent approximately 87%, 90% and 82% of the Company’s assets as of March 31, 3018, December 31, 2017 and December 31, 2016, respectively, and approximately 98%, 96% and 87% of the Company’s total revenues for the periods ended March 31, 2018, December 31, 2017 and 2016, respectively. Please tell us the level of asset and revenue concentrations for each individual property and by tenant as of and for the periods ended March 31, 2018, December 31, 2017 and December 31, 2016.

Response: As of March 31, 2018 and December 31, 2017, the Company leased a total of five properties (in Tempe, AZ; Chino Valley, AZ; Gilbert, AZ; Green Valley, AZ; and Kingman, AZ). Four of such properties (in Tempe, AZ; Chino Valley, AZ; Green Valley, AZ; and Kingman, AZ) were leased to related parties (each, a “Related Party Property” and collectively, the “Related Party Properties”). The Company’s Gilbert, AZ property is leased to an unaffiliated third party. As of December 31, 2016, the Company leased a total of six properties (in Tempe, AZ; Chino Valley, AZ; Green Valley, AZ; and Kingman, AZ). Four of such properties (in Tempe, AZ; Chino Valley, AZ; Green Valley, AZ; and Kingman, AZ) were leased to related parties.

Kristi Marrone Securities and Exchange Commission June 29, 2018 Page 2

As of and for the period ended March 31, 2018, the asset and revenue concentrations for each individual Related Party Property, by property and by tenant, are as follows:

		For the Three Months Ended March 31, 2018		As of March 31, 2018
Related Party Property	Related Party Tenant	Total Revenues ($)	Percent of Total Revenues	Total Assets ($)	Percent of Total Assets

Tempe, AZ	C3C3 Group, LLC	180,104	33.8%	4,539,719	44.2%
Chino Valley, AZ	C3C3 Group, LLC	253,733	47.6%	3,228,136	31.4%
	Total C3C3 Group, LLC	433,837	81.4%	7,767,855	75.6%

Tempe, AZ	AC Management	5,130	1.0%	4,860	0.0%
	Total AC Management	5,130	1.0%	4,860	0.0%

Green Valley, AZ	Broken Arrow Herbal Center, Inc.	36,313	6.8%	571,489	5.6%
	Total Broken Arrow Herbal Center, Inc.	36,313	6.8%	571,489	5.6%

Kingman, AZ	CJK, Inc.	45,794	8.6%	379,175	3.7%
	Total CJK, Inc.	45,794	8.6%	379,175	3.7%

Total—Related Party Properties		521,074	97.7%	8,723,379	84.9%

Total—All Properties		533,261	100.0%	8,990,046	87.5%

Total Unallocated Assets				1,281,871	12.5%

Total Assets				10,271,917	100.0%

As of and for the period ended December 31, 2017, the asset and revenue concentrations for each individual Related Party Property, by property and tenant, are as follows:

		For the Year Ended December 31, 2017		As of December 31, 2017
Related Party Property	Related Party Tenant	Total Revenues ($)	Percent of Total Revenues	Total Assets ($)	Percent of Total Assets

Tempe, AZ	C3C3 Group, LLC	739,536	35.0%	4,539,720	45.2%
Chino Valley, AZ	C3C3 Group, LLC	955,460	45.2%	3,299,510	32.8%
	Total C3C3 Group, LLC	1,694,996	80.2%	7,839,230	78.0%

Tempe, AZ	AC Management	10,260	0.5%	4,860	0.0%
	Total AC Management	10,260	0.5%	4,860	0.0%

Green Valley, AZ	Broken Arrow Herbal Center, Inc.	145,254	6.9%	571,489	5.7%
	Total Broken Arrow Herbal Center, Inc.	145,254	6.9%	571,489	5.7%

Kingman, AZ	CJK, Inc.	183,174	8.7%	379,175	3.8%
	Total CJK, Inc.	183,174	8.7%	379,175	3.8%

Total—Related Party Properties		2,033,684	96.2%	8,794,754	87.5%

Total—All Properties		2,113,864	100.0%	9,061,421	90.1%

Total Unallocated Assets				990,800	9.9%

Total Assets				10,052,221	100.0%

Kristi Marrone Securities and Exchange Commission June 29, 2018 Page 3

As of and for the period ended December 31, 2016, the asset and revenue concentrations for each individual Related Party Property, by property and tenant, are as follows:

		For the Year Ended December 31, 2016		As of December 31, 2016
Related Party Property	Related Party Tenant	Total Revenues ($)	Percent of Total Revenues	Total Assets ($)	Percent of Total Assets

Tempe, AZ	C3C3 Group, LLC	467,182	25.2%	3,979,646	41.3%
Chino Valley, AZ	C3C3 Group, LLC	818,932	44.2%	2,708,426	28.1%
	Total C3C3 Group, LLC	1,286,114	69.4%	6,688,072	69.4%

Green Valley, AZ	Broken Arrow Herbal Center, Inc.	145,256	7.8%	560,704	5.8%
	Total Broken Arrow Herbal Center, Inc.	145,256	7.8%	560,704	5.8%

Kingman, AZ	CJK, Inc.	183,160	9.9%	369,313	3.8%
	Total CJK, Inc.	183,160	9.9%	369,313	3.8%

Total—Related Party Properties		1,614,530	87.1%	7,618,089	79.1%

Total—All Properties		1,853,708	100.0%	9,042,108	93.8%

Total Unallocated Assets				593,891	6.2%

Total Assets				9,635,999	100.0%

Comment 2. We note that the C3C3 lease agreements are personally guaranteed by Alan Abrams and that as of May 1, 2018 each of the new lease agreements entered into include a guarantee of payments and performance by Alan Abrams and Christopher Carra. Please tell us to what degree you rely on these guarantees when evaluating the ability of the tenants to perform on their lease obligations, and your basis for such reliance. In your response, address how you consider the common shares of Zoned Properties owned by Mr. Abrams and Mr. Carra and the convertible note payable to Mr. Abrams in your analysis from a quantitative and qualitative perspective. Please also explain the role of these guarantees in an event of default by a Related Party Tenant.

Response: Execution of the guarantees by each of Messrs. Abrams and Carra forms an essential part of each of the lease arrangements. Pursuant to the terms of each lease, the Related Party Tenant’s obligations under the lease must be guaranteed by the guarantor, and each lease was not effective until the guaranty had been executed and delivered to the Company. However, the Company does not believe that it will be required to enforce the guarantees, as it does not anticipate default by any Related Party Tenant.

The guarantees are absolute, primary, and continuing guarantees of payment and performance and are independent of the Related Party Tenant’s duties and obligations under the respective lease. In the event of default or breach in the performance of a Related Party Tenant’s duties or obligations under a lease, the Company has the right (a) to enforce its rights under the guaranty, and/or (b) to enforce its rights against the Related Party Tenant, and the Company may enforce its rights under the guarantees without first proceeding against or joining the relevant Related Party Tenant or any other person.

In addition, each of the guarantees provides that upon the occurrence of an uncured default under the lease or the guaranty, the guarantor shall (or cause its applicable affiliate to) take all steps necessary to name and appoint the requisite number of the Company’s individual designee(s) in order to establish a majority position on the board of directors, as director(s) of the defaulting Related Party Tenant so that the Company may remedy any uncured default.

The guarantees also provide that Messrs. Abrams and Carra will continue to be fully informed about all aspects of the financial condition and business affairs of the Related Party Tenants.

Kristi Marrone Securities and Exchange Commission June 29, 2018 Page 4

Also, the guarantees include an offset provision that permits the Company to debit or withdraw from the convertible debenture dated January 9, 2017, issued by the Company in favor of Mr. Abrams, in the original principal amount of $2,000,000, upon the occurrence of a default under the lease or the guaranty.

Although the Company does not anticipate a Related Party Tenant default or being required to enforce the guarantees, to the extent there is a default and the Company is required to enforce the guarantees, the Company considers the shares of Company common stock owned by Messrs. Abrams and Carra to be property that the Company could use to satisfy any obligations. As of June 28, 2018, the value of Mr. Abrams’ Company common stock is approximately $2,282,585, and the value of Mr. Carra’s Company common stock is approximately $1,318,418, each based on the closing price of the Company’s common stock on the OTCQX on June 28, 2018 ($0.65 per share).

Comment 3. Please elaborate on your understanding of any additional fiduciary duties and financial obligations, contractual or otherwise (including expectations), to each of the Related Party Tenants by Mr. Abrams and Mr. Carra.

Response: The Company has no independent knowledge of any fiduciary duties and/or financial obligations, contractual or otherwise (including expectations), to each of the Related Party Tenants by Mr. Abrams and/or Mr. Carra.

Comment 4. We note that you have received unaudited financial statements from C3C3 and AC Management. Please clarify the date of these financial statements. We also note that audited financial statements dated December 31, 2016 were received from Broken Arrow and CJK. Please tell us how you consider the fact that the tenant financial statements do not appear to be in compliance with generally accepted accounting principles (in the case of C3C3 and AC Management) and are more than a year old (in the case of Broken Arrow and CJK) when evaluating the creditworthiness of these tenants on an ongoing basis; for example, explain if you make adjustments to the financial information.

Response: To date, the Company has received the following financial statements (the “Delivered Financial Statements”):

(i)	Unaudited financial statements as of December 31, 2017 from Broken Arrow,
(ii)	Unaudited financial statements as of December 31, 2017 from CJK,
(iii)	Unaudited financial statements as of December 31, 2017 from AC Management,
(iv)	Audited financial statements as of December 31, 2016 from Broken Arrow Herbal Center, Inc. (“Broken Arrow”), and
(v)	Audited financial statements as of December 31, 2016 from CJK, Inc. (“CJK”).

Under the Arizona Medical Marijuana Act, licensed medical marijuana operators are required to deliver annual audits to the Arizona Department of Health Services that governs the licensed medical marijuana program. The Company’s understanding is that these audits are primarily focused upon inventory tracking and financial statements, but not necessarily equivalent to a full Public Company Accounting Oversight Board (PCAOB) level GAAP audit that a fully reporting public company may be required to complete and provide. Under the new, May 2018 lease agreements, the Company has included provisions that would require the Related Party Tenants to complete a full GAAP audit for Broken Arrow and CJK, in order to validate and confirm accurate financial information, which may be used to assess the financial health of the Related Party Tenant and/or verify accurate percentage-based lease payments under the Confidential Advisory Services Agreement dated May 1, 2018 by and between the Company and Broken Arrow (the “Broken Arrow CASA”) and the Confidential Advisory Services Agreement dated May 1, 2018 by and between the Company and CJK (the “CJK CASA” and together with the Broken Arrow CASA, the “CASAs”). It is the Company’s understanding, based on conversations with Messrs. Abrams and Carra, that any such information, if supplied, would be subject to a confidentiality agreement, and that neither Mr. Abrams nor Mr. Carra would be willing to authorize disclosure of such financial information in the Company’s filings with the Securities and Exchange Commission (the “Commission”).

Kristi Marrone Securities and Exchange Commission June 29, 2018 Page 5

Comment 5. We note from your response that you were not granted consent to include financial statements of the Related Party Tenants in your periodic filings. Please clarify if these confidentiality agreements remain in place currently after you entered into new lease agreements and how you considered financial statements from the Related Party Tenants in your negotiations with the tenants for new lease agreements. Please also clarify if you are allowed to provide any summarized financial information for these tenants to support your assessment of their creditworthiness. Also, tell us what consideration you have given to providing additional MD&A discussion about the tenants’ ability to generate net income and/or positive operating cash flows, as well as any known trends related to these metrics, in assessing the tenants’ ability to make future lease payments.

Response: The Company entered into confidentiality agreements in exchange for provision of the Delivered Financial Statements. The confidentiality agreements remain in full force and effect. The Company expects that it will continue to be bound by such confidentiality agreements, and Broken Arrow and CJK have not indicated any willingness to terminate or waive any terms of the confidentiality agreements.

Effective May 1, 2018, the Company entered into the Broken Arrow CASA and the CJK CASA. Pursuant to the terms of each of the CASAs, Broken Arrow or CJK, as the case may be, is required to provide to the Company certain financial statements and other information concerning the relevant Related Party Tenant (the “Financial Information”). In addition, in each of the CASAs, Broken Arrow or CJK, as the case may be, represents and warrants to the Company that, among other things:

(1)	The Financial Information is true, correct and complete in all respects,
(2)	There have been no amendments to the Financial Information since the date such Financial Information was prepared or delivered to the Company,
(3)	The Company’s reliance on the Financial Information is reasonable.
(4)	All financial statements included in the Financial Information were prepared in accordance with GAAP, and fairly present as of the date of such Financial Information the financial condition of each individual or entity to which they pertain.

In its negotiation of the terms of the CASAs, the Company considered provision of the Financial Information to be important. However, in order to provide Broken Arrow and CJK additional time to compile and finalize the Financial Information, the Company was willing to enter into each of the CASAs with the understanding that the Financial Information would not be provided at signing. To date, the Company has not received any Financial Information, and the only financial information that the Company has received is the Delivered Financial Statements.

Based on conversations between the Company and each of Broken Arrow and CJK, the Company expects that full audited financial statements will be provided to the Company, on a confidential basis, by the end of 2018, prior to the commencement of the advisory fees in 2019. The Company believes, however, that Broken Arrow and CJK will continue to oppose disclosure by the Company of any Financial Information in the Company’s filings with the Commission. To the Company’s knowledge, the Related Party Tenants are under no contractual or other obligation to authorize the disclosure of any financial information regarding the Related Party Tenants in the Company’s filings with the Commission. In addition, the Company does not believe that Broken Arrow or CJK would have entered into the Broken Arrow CASA or the CJK CASA if the Company had insisted on disclosure of any of the Financial Information in the Company’s filings with the Commission.

To date, the Related Party Tenants have not agreed to permit the Company to disclose any financial information regarding the Related Party Tenants, including summarized financial information, in its filings with the Commission, to support the Company’s assessment of the Related Party Tenants’ creditworthiness or otherwise.

The Company has not considered any additional MD&A discussion about the Related Party Tenants’ ability to generate net income and/or positive operating cash flows as the Company does not believe it is in a position to accurately predict these factors for any licensed medical marijuana operator, regardless of related-party status. Medical marijuana companies operate in a constantly changing industry with complex regulatory procedures. The Company believes that it has appropriately addressed these elements in the Risk Factor disclosure contained in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017, as filed with the Commission.

Kristi Marrone Securities and Exchange Commission June 29, 2018 Page 6

Comment 6. We note from page 4 of your 2017 10-K that you complete significant due diligence on prospective tenants, including an evaluation of credit-worthiness, character, and cash flows. Please elaborate upon this due diligence process by which you selected tenants for your properties. Explain whether the execution of each of the C3C3 leases and the newly negotiated leases with Broken Arrow and CJK were contingent upon obtaining personal guarantees from Mr. Abrams and Mr. Carra.

Response: Each prospective tenant, client, or partner of the Company receives a single page due diligence request list that includes a variety of comprehensive categories to assess organizational structure, financial health, and management team. We request three years of financial statements when available, a complete document package on corporate structure, debt obligations, licensing and permitting documents, and any outstanding litigation. The Company does not necessarily receive all of the requested information. After receiving the initial due diligence package, the Company proceeds to meet with the management teams and decision makers from the organization over a multi-month period. The Company believes it is essential to have a longer-term professional relationship established with any prospective tenant, client, or partner prior to formalizing contractual relationships. Following completion of the due diligence process, the Company has historically entered into letters of intent in order to further establish a mutual understanding between the parties regarding the relationship.

The execution of each of the May 2018 Broken Arrow Lease Agreement (the “New Broken Arrow Lease”) and the May 2018 CJK Lease Agreement (the “New CJK Lease” and together with the Broken Arrow Lease, the “New Leases”), which replaced the C3C3 leases, were contingent upon obtaining a guarantee of payment and performance directly from Mr. Abrams and from the Related Party Tenant entity. Pursuant to the terms of the New Leases, the respective Related Party Tenant’s obligations under the respective New Lease must be guaranteed by the guarantor, and each New Lease was not effective until the guaranty had been executed and delivered to the Company.

Comment 7. We note from your response and page 7 of your 2017 10-K that you agreed to defer rent and applicable taxes due for March, April and May 2017 for the Chino Valley property in the form of a note receivable from C3C3 payable over twelve months commencing January 1, 2018. Please tell us and explain in your risk factor the reason for the deferral of rent. Please also tell us if C3C3 has made timely payments on the note to date.

Response: The Company’s rationale for agreeing to enter into a note receivable for Chino Valley property, which included three months of deferred rental payments, was directly related to the tenant’s costs for operational expansion of the licensed medical marijuana facilities at the property. The Company believed that allowing the tenant to utilize the deferred rent capital directly into their expanding business operations at the Chino Valley property would benefit the Company in the long-term. It was the Company’s belief that the more quickly the tenant was able to grow its business, the more quickly the tenant would require additionally developed space at the property, and the more quickly the additionally developed space was required, the more quickly the Company could increase rental revenue from the increased rental space leased to the tenant as its business operations continued to grow.

To date, C3C3 has made timely payments on the note. Given this fact and the immaterial nature of the remaining payments due on the note, the Company does not believe that additional risk factor disclosure is required.

Form 10-Q for the quarter ended March 31, 2018

Note 10 – Subsequent Events, page 13

Comment 8. We note that you have entered into advisory service agreements with Broken Arrow and CJK commencing January 2019. Please clarify what services will be provided under these agreements.

Response: Pursuant to each advisory service agreement, the Company agreed to assist Broken Arrow or CJK, as the case may be (each, the “Other Party”), with the following:

(i)	The assessment of local building codes and zoning regulations.
(ii)	The assessment of state regulations governing licensed medical marijuana facilities.

Kristi Marrone Securities and Exchange Commission June 29, 2018 Page 7

(iii)	The establishment of Standard Operating Protocols (“S.O.P.”) for the Other Party’s operation to be implemented by the Other Party.
(iv)	The identification and engagement of third party vendors and service providers to perform services for the Other Party.
(v)	Coordination of annual Strategic Planning sessions and discussions with the Other Party’s management team as reasonably requested.
(vi)	Delivery of Strategic Reports to the Other Party as a result of any Strategic Planning sessions.
(vii)	The formation of Strategic Objectives to best accomplish the Other Party’s goals.
(viii)	The establishment of a Corporate Social Responsibility program.
(ix)	Researching and establishing sustainable development protocols including but not limited to energy efficiency, renewable energy, waste minimization strategies.
(x)	Participation at events and conferences as reasonably requested in the capacity of the Company.

If the Staff has any comments regarding this letter, please feel free to contact the undersigned.

Legal & Compliance, LLC

By:	/s/ Laura Anthony
Laura Anthony, Esq.

cc:	Isaac Esquivel/U.S. Securities and Exchange Commission

Bryan McLaren/Zoned Properties, Inc.